EXHIBIT 11 – COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Year Ended December 31,
	2015	2014	2013
NUMERATOR:
Net loss attributable to the Company – common shares	$(754,621)	$(793,761)	$(606,883)
Less: Participating securities dividends	-	-	2,566
Net loss attributable to the Company per common share – basic and diluted	$(754,621)	$(793,761)	$(609,449)
DENOMINATOR:
Weighted average common shares outstanding – basic	84,278	83,941	83,364
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-
Weighted average common shares outstanding – diluted	84,278	83,941	83,364
Net loss attributable to the Company per common share:
Basic	$(8.95)	$(9.46)	$(7.31)
Diluted	$(8.95)	$(9.46)	$(7.31)

(1)

7.2 million, 6.8 million, and 6.4 million stock options were outstanding at December 31, 2015, 2014 and 2013, respectively, were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.